                                                                  Exhibit (c)(2)
                                                                  --------------


Directors Compensation. Directors who are not employees of the Company or any of its subsidiaries were paid in 1996 an annual retainer of $25,000. An additional annual retainer of $2,000 was paid for committee participation and an additional $2,000 for committee chairmanship. Directors also received a fee of $1,000 per Board meeting attended and $500 per committee meeting. The directors, in addition, receive a fee of $500, or a total of $1,000, for attending a committee meeting not held in conjunction with a meeting of the Board.

     The terms of the Company's stock option plans, which have been approved by the shareholders, provide that each non-employee director receives upon election to the Board a non-qualified option to purchase 20,000 Shares at an option price equal to the then-current market value, with such option to become exercisable, on a cumulative basis, as to 20% of the Shares on each of the first five anniversary dates of the grant.

     Directors who are employees of the Company or any of its subsidiaries do not receive compensation for service as directors.

Report on Executive Compensation By the Executive Personnel and Compensation Committee. The Executive Personnel and Compensation Committee of the Board of Directors makes compensation decisions with respect to the Company's executive officers. Each member of the Committee is a non-employee director. All decisions of the Committee relating to the compensation of the Company's executive officers, including the executive officers named in the Summary

Compensation Table on page 13 (the "Named Executive Officers"), are reviewed by the full Board, except for decisions about awards under the Company's stock plans, which are made by the Committee. The Committee here reports to the Company's shareholders about the Company's policies as they are reflected in the compensation paid for 1996 to the executive officers of the Company (including the Named Executive Officers) and the factors and criteria used by the Board of Directors in determining the Chief Executive Officer's compensation for 1996.

Executive Compensation. The Company's executive compensation policies are designed to provide levels of compensation that are competitive within its industry and to pay executives for performance consistent with the Company's annual and long-term goals. By relating a meaningful part of executive compensation to the results achieved, compensation is linked to the interests of all shareholders. Compensation targets and payments are tied to the achievement of objectives in Company earnings per share, business unit or function performance and individual performance.

     There are three elements of the executive compensation package: (1) base salary which is generally targeted to approach the average salary of the pharmaceutical industry for a comparable executives position; (2) an annual variable incentive cash bonus, tied to the results of a business unit or function and an individual's performance; and (3) longer term incentive compensation, consisting of the Capital Plan and options to purchase Company shares, the amount of which is based on individual performance. Individual performance is judged against the attainment of individual objectives which include financial results for business units (where appropriate) and other factors, qualitative in nature, such as contributions to other business units, staffing, financial management and controls, business strategies, etc. As a result of this structure, company executives have a greater percentage of total compensation tied to results achieved than most other executives in the pharmaceutical industry and, by design, this may result in higher compensation when Company performance warrants, but also carries the potential of reduced or no variable compensation when Company performance is below targeted levels. Because the Committee believes that stock ownership by management is beneficial to the Company in that it, too, links executives' and shareholders' interests, the Committee utilizes stock-based performance compensation.

Salary. The Committee annually reviews base salaries of executive officers and recommends increases to the Board of Directors on the basis of the Company's and the individual's performance in the previous year, responsibilities of the position, the level and movement of salaries for comparable positions in the pharmaceutical industry, and changes in the cost of living.

     For market data, the Company surveys peer companies in the pharmaceutical industry which the Committee believes are appropriate for comparison of salary levels for its executives. These surveyed companies comprise the peer group index, which is used for the performance graph on page 12.

Incentive Bonus. The Company pays variable incentive compensation to executives in the form of an annual cash bonus which is based on the attainment of predetermined objectives for: (1) Company earnings per share; (2) income before income tax or, if it is not a profit center, another appropriate measure of the executive's business unit or function; and (3) the individual's performance, measured against predetermined objectives for the year. Generally, 40% of a target award is attributed to attainment of individual objectives and 60% to financial or functional goals. Company financial objectives and the individual target bonus awards (calculated and expressed as a percentage of salary) are reviewed and approved by the Committee at the beginning of each fiscal year. The variable incentive is designed to be a short-term award for specific results and performance in a given year and to generate total short-term compensation that is competitive within the pharmaceutical industry. The performance against objectives of executive officers is reviewed by the Committee, which recommends bonus awards to the Board of Directors for approval. Achievement of an acceptable level of Company earnings per share, against the objectives set annually by the Board of Directors, must be attained before a significant portion of the bonus can be paid.

     As reported in the Company's financial statements, 1996 BPS was adversely affected by the Centeon recall and suspension of manufacture and while in most cases business unit and individual performance met or exceeded expecta tions, bonuses,for 1996 paid to the Named Executive Officers were materially below target as a consequence of the EPS performance.

Long-Term Incentive. The primary long-term incentives provided to executives are options for the purchase of Company common stock. As with incentive bonus payments, annual stock option grants made by the Committee are variable, based upon achievement of predetermined goals for the previous year. The number of shares in target option awards for executive officers are based on a stock option multiple which is expressed as a percentage of salary. Stock options play an important role in the Company's executive compensation structure, thereby making compensation more dependent on the long-term performance of the Company.

     In granting its stock option awards, the Committee does not consider either how many stock options have been granted in prior years or how many remain unexercised, but rather determines each year's grants on the basis of the previous year's individual performance and the total number of options available for grant.

     Options have a term not to exceed ten years and, in the case of annual grants, the option as to one-third of the grant becomes exercisable on each of the first three anniversaries of the grant. Generally, the option price is the market value of the shares on the date of grant of the option. However, a premium-priced option was granted in 1993 to certain executives, including several of the Named Executive Officers. Such options became exercisable in 1996 at an exercise price which required at least a 10% annual increase in stock price in order to be exercised. This assured that there was no benefit to the executive unless all shareholders recognized a meaningful increase in the value of their shares.

     In 1996, grants to executive officers generally reflected the achievement of individual objectives. Special grants were made to Mr. Rothwell and Mr. Langlois to recognize the performance of specific business objectives in 1996.

     The Company also has a Capital Plan which provides an additional performance incentive to a small group of senior executives of the Company who have made and are expected to continue to make contributions that are instrumental to the management, growth and success of the Company. The Committee believes the Capital Plan helps the Company to remain competitive with its peer companies and addresses a need for a short- to medium-term performance-based incentive in the Company's executive compensation. The Capital Plan provides an annual performance unit award payable in cash, a portion of which is deferred for several years. The number of units awarded will vary depending upon Company net income performance compared with that of peer companies and the unit is valued by a comparison of Company net income year on year. The Committee believes that the Capital Plan is a valuable tool in providing an incentive which is consistent with the interests of shareholders while helping to assure that the Company's executive compensation remains competitive within the industry.

The Chief Executive Officer's Compensation. The Chief Executive Officer's compensation for 1996 included the same components of salary and variable compensation in the form of cash bonus, Capital Plan pay-out, and stock options as apply to other executives of the Company. The methodology employed by the Committee in setting objective and target performance goals for the Chief Executive Officer also was basically the same as for other executives. The Committee, in setting the Chief Executive Officer's compensation, considered, in addition to market data, such factors as the Company's financial results, development and implementation of Company strategy, management staffing, divestitures, corporate integration of Fisons, internal and external communications, research & development results, and cost management efforts.
The Committee viewed the Chief Executive Officer's performance in 1996 as satisfactory, recognizing that substantial progress in most business areas was offset by the financial impact of the Centeon situation.

Change of Control Arrangements.

     In 1996, the Board of Directors, upon the recommendation of the Committee, approved change of control arrangements with a number of executives of the Company, including the Named Executive Officers. The terms of those contracts are described on page 18. The Committee notes that these agreements are customary in the pharmaceutical industry and believes that during a period of consolidation and transition, such as the industry has been experiencing, they are necessary and appropriate for the retention and recruitment of top-level executives. Further, the agreements require both a change in control and a negative change in job responsibilities before the executive receives any benefit.

FEDERAL TAX LEGISLATION

  Federal tax legislation, enacted in 1993, limits the deductibility of compensation in excess of $1 million for named executive officers appearing in the Summary Compensation Table. However, compensation in excess of $1 million can generally be deducted if it results from compensation plans which have been approved by the shareholders and which have only quantitative measures of performance. The Committee believes that the Company's exposure is not material in 1996 or in any foreseeable year and that it will continue to follow the situation and take such measures as it deems appropriate if the loss of deductibility requires further action.

COMPENSATION COMMITTEE INTERLOCKS

  Michael H. Jordan, who has been Chairman and CEO of Westinghouse Electric Corporation since 1993, was a director of the Company until his resignation, effective March 1, 1997. He was a member of the Executive Compensation and Personnel Committee in 1997, 1996 and in prior years. Robert E. Cawthorn, Chairman Emeritus of the Company, became a director of Westinghouse in 1995 and was, until his retirement as an employee of the Company in April 1996, an executive officer of the Company.

                    James S. Riepe, Chairman    Igor Landau

PERFORMANCE GRAPH

  The following Performance Graph compares the Company's cumulative total shareholder return on the Company's Shares for the five-year period December 31, 1991 to December 31, 1996 with the cumulative total return of the Standard & Poor's 500 Stock Index (which does not include the Company) and a peer group consisting of the companies in the pharmaceutical industry used for compensation comparison which have securities traded in the United States. Dividend reinvestment has been assumed and, with respect to companies in the peer group, the returns of each such company have been weighted to reflect relative stock market capitalization as of the beginning of each measurement period.

               COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

                             [GRAPH APPEARS HERE]



              S&P 500          PEER GROUP         RPR
1991            100               100             100
1992            108                83              73
1993            118                77              58
1994            120                87              60
1995            165               137              91
1996            203               172             135


--------
The peer group consists of Abbott Laboratories, American Home Products Corporation, Bristol-Myers Squibb Company, Eli Lilly & Company, Glaxo Wellcome plc, Johnson & Johnson, Merck & Co., Inc., Pfizer Inc., Pharmacia & Upjohn, Inc., Schering-Plough Corporation, SmithKline Beecham plc, and Warner-Lambert Company. The Company uses the peer group for comparisons of executive compensation. In 1996, the peer group was amended to include Pharmacia & Upjohn, Inc. which did not have a material impact on the peer group cumulative total return figures.

                      COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth information concerning the compensation during the last three fiscal years of the Company's Chief Executive Officer and its next four most highly compensated executive officers serving at the end of 1996 (collectively referred to hereafter as the "Named Executive Officers") for all services rendered by them to the Company.

-------------------------------------------------------------------------------
SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------
                                                                       LONG-TERM COMPENSATION
                                                                   ------------------------------
                                      ANNUAL COMPENSATION            AWARDS               PAYOUTS
----------------------------------------------------------------------------------------------------------------------
          (A)            (B)     (C)         (D)          (E)          (F)        (G)       (H)       (I)
                                                                               SECURITIES
                                                                               UNDERLYING
                                                      OTHER ANNUAL RESTRICTED   OPTIONS/    LTP    ALL OTHER
        NAME AND                                      COMPENSATION    STOCK     SARS/3/   PAYOUTS COMPENSATION
   PRINCIPAL POSITION    YEAR SALARY ($) BONUS ($)/1/    ($)/2/    AWARD(S)($)    (#)       ($)      ($)/4/
----------------------------------------------------------------------------------------------------------------------
Michel de Rosen          1996  572,000     298,081      141,748        -0-       30,000     -0-        -0-
 Chairman and            1995  435,600     275,734      119,600        -0-       19,102     -0-        -0-
 Chief Executive         1994  433,833     252,865      118,767        -0-       34,080     -0-        -0-
 Officer
Timothy G. Rothwell*     1996  440,000     224,008          -0-        -0-       26,358     -0-      3,000
 President and           1995  383,609     252,217      435,916        -0-       12,000     -0-      3,000
 President,
  Pharmaceutical
  Operations
M.E. Karobath M.D.       1996  401,080     209,721       81,920        -0-       14,133     -0-      3,000
 Executive Vice          1995  396,958     227,800          -0-        -0-       24,079     -0-      3,000
 President, and          1994  336,397     211,724          -0-        -0-       28,011     -0-      3,000
 President, RPR Research
  and Development
Patrick Langlois         1996  317,581     100,856      166,578        -0-       21,320     -0-      5,412
 Executive Vice          1995  300,000     118,250      137,707        -0-       14,969     -0-      5,412
 President and Chief     1994  281,350     101,375      108,284        -0-       16,689     -0-      5,412
 Financial Officer
Richard Forrest          1996  271,450     122,718      100,552        -0-        8,675     -0-        -0-
 Senior Vice             1995  244,983     144,048       95,303        -0-        9,833     -0-        -0-
 President and           1994  191,669      60,536       66,864        -0-       10,965     -0-        -0-
 General Manager/Europe

--------
/1/ The amount shown in this column represents the annual incentive bonus for the performance year indicated and paid in the following year, as more fully described in the report of the Compensation Committee on page 9. The amounts shown for Mr. Langlois are net of a $40,000 payment made in each year by RP for services performed for it as described on page 19.
/2/ If no amount is shown, the aggregate of perquisites and other personal benefits does not exceed the lesser of $50,000 or 10% of the combined salary and bonus of the Named Executive Officer and therefore is not required to be reported.
    The amount shown in this column for 1996 represents (a) the short-term payout, made in 1996, of the 1995 grant under the terms of the Capital Plan to each of the Named Executive Officers as follows: Mr. de Rosen; $81,920; Dr. Karobath, $81,920; Mr. Langlois, $61,440; and Mr. Forrest,

    $25,600; and, (b) personal benefits paid to the Named Executive Officers, some under the terms of the Company's expatriate program, the individual benefits exceeding 25% of the total for each being: for Mr. de Rosen, housing allowance of $45,600; for Mr. Langlois, housing allowance of $70,968, and assignment allowance of $31,770; and for Mr. Forrest, housing allowance of $56,565. The amounts shown in this column for 1995 represent
    (a) for Mr. de Rosen, personal benefits in connection with the Company's expatriate program, of which individual benefits exceeding 25% of the total were a housing allowance of $76,000 and home leave of $23,600; (b) for Mr. Rothwell, the tax grossed-up aggregate of a sign-on bonus of $140,000 and an advance of $160,000 which would be repaid to the Company on a pro rata basis in the event Mr. Rothwell's employment terminates prior to January 30, 1999;
    (c) for Mr. Langlois, personal benefits in connection with the Company's expatriate program, of which the individual benefit exceeding 25% of the total was an assignment allowance of $74,257; and (d) for Mr. Forrest, personal benefits in connection with the Company's expatriate program, of which the individual benefit exceeding 25% of the total was a housing allowance of $62,926. The amounts shown in this column for 1994 represent payment made to or on behalf of the Named Executive Officers in connection with the Company's expatriate program; the individual benefits which exceeded 25% of the total personal benefits for the Named Executive officer were (a) for Mr. de Rosen, housing allowance ($31,667), relocation allowance ($40,000) and home leave ($35,299); (b) for Mr. Langlois, housing allowance ($34,483) and assignment allowance ($50,082); and (c) for Mr. Forrest, housing allowance ($64,795).
/3/ Stock options are granted with option price equal to current market value and become exercisable as to one-third of the grant on each of the first three anniversaries of the date of grant, except for special grants of 10,000 shares each to Mr. Rothwell and Mr. Langlois in 1996 which became exercisable as to half immediately upon grant and as to half on December 31, 1996 upon the attainment of certain business objectives for 1996. See table entitled Stock Option Grants in 1996 on page 16.
/4/ Represents (a) employer matching contributions to the Rhone-Poulenc Rorer
    Employee Savings Plan (401(k)) of $3,000 each for Mr. Rothwell and Dr. Karobath and (2) premium cost of whole life insurance policy for the benefit of Mr. Langlois.
*   Mr. Rothwell was initially employed by the Company on January 25, 1995.

LONG-TERM INCENTIVE PLAN AWARDS IN 1996

  The following table shows the long-term award, made in 1996 and payable three years after grant, under the terms of the Company's Capital Plan. The Capital Plan provides for annual performance unit awards, one-half of which is typically a long-term benefit payable in cash three years after grant (reported in the following table) and one-half of which is payable in cash one year after grant (reported in the appropriate year's Summary Compensation Table). The annual performance unit awards were first made in 1995 at a value of $20 per unit. The value of the performance unit will vary, depending upon the Company's increase or decrease in its net income compared to the previous year's net income and can change from 50% to 150% from the previous year's baseline. The number of performance units awarded in 1996 were, and those awarded in subsequent years will be, determined each year with reference to the Company's net income change from the previous year, compared to the average change in net income of peer companies represented in the performance graph on page 12. The number of performance units awarded may range from 50% to 150% of a target for each Named Executive Officer. One-half of the award made in 1996 to each Named Executive Officer, except Mr. Langlois, will be paid out in 1997 and one-half will be paid in 1999; Mr. Langlois will receive a payout of his entire 1996 award in 1997.

  In order to continue to participate in the Capital Plan, the Named Executive Officers must, within two to four years after being selected to participate, own that number of the Shares equal in market value to at least one year's base salary in effect when the Named Executive Officer began to participate; thereafter, the participant must own, on January 1st of any year, that number of Shares equal in market value to at least the participant's then-current base salary.

-------------------------------------------------------------------------------
LONG-TERM INCENTIVE PLAN AWARDS TABLE

----------------------------------------------------------------------------------
           LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR/1/
----------------------------------------------------------------------------------
      (A)                     (B)                                  (C)
                    NUMBER OF SHARES, UNITS,           PERFORMANCE OR OTHER PERIOD
     NAME             OR OTHER RIGHTS (#)              UNTIL MATURATION OR PAYOUT
----------------------------------------------------------------------------------
 M. de Rosen                 2,860                               3 years
 T.G. Rothwell               2,860                               3 years
 M.E. Karobath               2,860                               3 years
 R. Forrest                  1,430                               3 years

--------
/1/ Represents long-term award, payable three years after grant, under the terms of the Capital Plan. The Capital Plan provides for annual performance unit awards, one-half of which is a short-term benefit payable in cash to the Named Executive Officer one year after grant (reported in the Summary Compensation Table for the year of payment), and one-half of which is typically a long-term benefit payable in cash three years after grant. The annual performance unit awards were first made in 1995 at a value of $20 per unit and in 1996 at $20.48 per unit. The value of the performance unit will depend upon the Company's increase or decrease in net income compared to the previous year's net income and can change from 50% to 150% from the previous year's baseline. The number of performance units awarded in 1996 and in subsequent years will be determined each year with reference to the Company's net income change from the previous year, compared to the average change in net income of peer companies. The size of the performance award may range from 50% to 150% of a target for each participant.

STOCK OPTION GRANTS IN 1996

  The following table shows all options to purchase the Company Common Shares granted to each of the Named Executive Officers of the Company in 1996 and the potential value of such grants at stock price appreciation rates of 0%, 5% and 10%, compounded annually over the maximum ten-year term of the options. The 5% and 10% rates of appreciation are required to be disclosed by the rules of the Securities and Exchange Commission and are not intended to forecast possible future actual appreciation in the Company's stock prices.

-------------------------------------------------------------------------------
OPTION/SAR GRANTS IN LAST FISCAL YEAR

--------------------------------------------------------------------------------------------------------
                                                                  POTENTIAL REALIZABLE VALUE AT ASSUMED
                                                                       ANNUAL RATES OF STOCK PRICE
                       INDIVIDUAL GRANTS                           APPRECIATION FOR OPTION TERM ($)/1/
----------------------------------------------------------------- --------------------------------------
     (A)            (B)           (C)          (D)        (E)                      (F)          (G)
                               % OF TOTAL
                 NUMBER OF    OPTIONS/SARS
                 SECURITIES    GRANTED TO
                 UNDERLYING    EMPLOYEES   EXERCISE OR
                OPTIONS/SARS   IN FISCAL   BASE PRICE  EXPIRATION      0%           5%          10%
 NAME/GROUP    GRANTED (#)/2/     YEAR       ($/SH)       DATE    APPRECIATION APPRECIATION APPRECIATION
--------------------------------------------------------------------------------------------------------
M. de Rosen        30,000         2.58        64.00     02/24/06      -0-       1,207,500    3,060,000
T.G. Rothwell      16,358         1.40        64.00     02/24/06      -0-         658,409    1,668,516
                   10,000          .86       63.875     02/28/06      -0-         401,750    1,018,050
M.E. Karobath      14,133         1.21        64.00     02/24/06      -0-         568,853    1,441,566
P. Langlois        11,320          .97        64.00     02/24/06      -0-         455,630    1,154,640
                   10,000          .86       63.875     02/28/06      -0-         401,750    1,018,050
R. Forrest          8,675          .74        64.00     02/24/06      -0-         349,168      884,850

--------
/1/ "Potential Realizable Value" has been calculated assuming an aggregate ten-year appreciation of the market value of the Company's common stock at annual compounded rates of 5% and 10%, respectively (or aggregate ten-year appreciation of approximately 63% and 159%, respectively, to stock prices of $104.25 and $166.00 per share, respectively, for options bearing an exercise price of $64 and an aggregate ten-year appreciation of 63% and 159% respectively to stock prices of $104.05 and $165.68 per share, respectively, for options bearing an option price of $63.875). There can be no assurance that the market value of the Company's common stock will appreciate in the assumed manner. The column reflecting no appreciation is included for illustrative purposes only; the market value of the Company's common stock on March 14, 1997 was $75.875 per share.
/2/ Options granted in 1996 become exercisable during continued employment at the rate of one-third of the total grant on each of the first three anniversaries of the date of grant and remain exercisable during continued employment until ten years after date of grant, except for special grants of 10,000 shares each to Mr. Rothwell and Mr. Langlois which became exercisable as to half immediately upon grant and as to half on 12/31/96 upon the attainment of certain business objectives in 1996.

AGGREGATED STOCK OPTION EXERCISED IN 1996 & STOCK OPTION VALUES AT DECEMBER 31, 1996

  The following table provides information as to stock options exercised by any of the Named Executive Officers in 1996 and the value, on December 31, 1996, of the remaining stock options held by each of the Named Executive Officers, calculated by using the closing price ($78.125) of the Company's Shares on December 31, 1996.

-------------------------------------------------------------------------------
AGGREGATED OPTIONS/SAR EXERCISES IN 1996 & 1996 YEAR-END OPTION/SAR VALUES

----------------------------------------------------------------------------------------------------------
     (A)             (B)           (C)                  (D)                             (E)
                                                                               VALUE OF UNEXERCISED,
                                               NUMBER OF SECURITIES                IN-THE-MONEY
                                              UNDERLYING UNEXERCISED              OPTIONS/SARS AT
                                            OPTIONS/SARS AT FY-END (#)             FY-END ($)/1/
               SHARES ACQUIRED    VALUE     ------------------------------   -------------------------
    NAME       ON EXERCISE (#) REALIZED (4) EXERCISABLE     UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
M. de Rosen           -0-            -0-             85,454          47,728   2,171,533    1,156,430
T.G. Rothwell       3,750        131,344             10,250          24,358     152,343      546,056
M.E. Karobath         -0-            -0-            112,919          45,522   2,974,753    1,350,018
P. Langlois           -0-            -0-            125,212          26,863   3,730,995      780,286
R. Forrest            -0-            -0-             60,432          18,886   1,688,593      530,102

--------
/1/ Calculated on the difference between the December 31, 1996 market value of $78.1250 and the option price.

PENSION PLAN

  The following table shows the estimated annual benefits payable to certain of the Named Executive Officers of the Company upon retirement, in specified remuneration classes and years of credited service, under the Pension Plan of Rhone-Poulenc Rorer Inc. (the "Pension Plan").

                              PENSION PLAN TABLE

                     ESTIMATED ANNUAL RETIREMENT BENEFITS

                                 YEARS OF CREDITED SERVICE
                  -----------------------------------------------------------------------
FINAL AVERAGE
ANNUAL
COMPENSATION        10           15           20           25           30           35
-------------     ------       ------       ------       ------       ------       ------
$300,000          25,483       38,225       50,967       63,708       76,450       80,200
$350,000          25,483       38,225       50,967       63,708       76,450       80,200
$400,000          25,483       38,225       50,967       63,708       76,450       80,200
$450,000          25,483       38,225       50,967       63,708       76,450       80,200
$500,000          25,483       38,225       50,967       63,708       76,450       80,200
$550,000          25,483       38,225       50,967       63,708       76,450       80,200
$600,000          25,483       38,225       50,967       63,708       76,450       80,200
$650,000          25,483       38,225       50,967       63,708       76,450       80,200

  The Pension Plan covers substantially all of the salaried employees of the Company and most of its United States subsidiaries. Annual retirement benefits under the Pension Plan are based upon age, credited service and final average compensation calculated on the basis of the participant's highest consecutive five years of base salary (not including any bonuses earned or paid) earned in the last ten consecutive years of employment. The Pension Plan is indirectly integrated with Social Security

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and provides benefits which vary according to salary level, subject to a
$150,000 limitation (as indexed) on eligible compensation. The Company's contribution to the Pension Plan in 1996 represented approximately 4.3% of the aggregate base annual compensation of all Pension Plan participants as of January 1, 1996. The years of credited service for the Named Executive Officers who participate in the Pension Plan are: Dr. Karobath, 4 years; Mr. Rothwell, 2 years.

  The compensation as specified in the table above includes salary as reported in the Summary Compensation Table on page 13.

  Mr. de Rosen and Mr. Langlois participate in a legally-required retirement plan provided through RP for the benefit of substantially all employees, in France, of RP and the Company and their respective subsidiaries. The plan is mandated by French law and involves both employer and employee contributions. Plan assets are held and managed independently of the employer. The basis for calculation of the retirement benefit is capped by law at an annual compensation level equivalent to approximately $250,000.

  Mr. Forrest participates in a retirement plan provided through the Company's Italian subsidiary for the employees of that company. The plan is mandated by Italian law and involves both employer and employee contributions. Plan assets are held and managed independently of the employer. The basis for calculation of the retirement benefit is capped by law at an annual compensation level equivalent to approximately $115,000.

Agreements with Certain Executive Officers. Rothwell Employment Agreement. In connection with his employment by the Company in 1995, the Company agreed to provide Mr. Rothwell, in addition to payments reported in the Summary Compensation Table on page 13, accelerated service credit, for purposes-of calculating retirement benefits, of two years for each year worked, provided he is employed by the Company for a minimum of five years.

Change of Control Agreements. Each of the Named Executive Officers has an agreement with the Company which provides for the payment to the executive of certain compensation in the event that the executives employment with the Company is terminated, either by the Company for other than Cause, or by the executive for Good Reason, within 18 months following a "Change of Control", as a cushion against the financial and career impact on the executive of any such Change of Control.

     For purposes of the agreements, a Change of Control means, generally, that
(1) any person, other than the Company or RP, becomes the beneficial owner of more than 50% of the value of the outstanding equity or voting power of RP's voting securities or the fair market value of the assets of RP, or (2) at such time as RP no longer owns more than 50% of the outstanding equity or combined voting power of the voting securities of the Company, any person becomes the beneficial owner of more than 50% (if acquired from RP) or 30% or more (if not acquired from RP nor in a transaction initiated by the Company) of (i) the value of the outstanding equity or combined voting power of the outstanding securities of the Company or (ii) the fair market value of the assets of the Company.

     "Cause" means misappropriation of funds, habitual substance abuse, conviction of a crime involving moral turpitude or gross negligence in the performance of duties having a material adverse effect on the business or financial condition of the Company.

     "Good Reason" means any failure of the Company to comply with the terms of the agreement; involuntary reduction of authority, duties, responsibilities or compensation; or relocation of the executive without his consent by 50 miles or more.


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     The compensation payable to a Named Executive Officer upon termination by the Company for other than Cause or by the executive for Good Reason ranges from 21 months to 36 months ("Payment Period") of base salary and target bonus and continuation of health benefits. In addition, all stock options and Capital Plan awards shall vest and become nonforfeitable and the Company shall make a cash payment to the executive equal to the present value of the amount by which the executives pension benefit would have increased if the Payment Period had been counted as service under the applicable pension plan.

     Each agreement has a term of two years and is thereafter to be renewed for successive one-year periods only if approved annually by the Executive Compensation and Personnel Committee.

Certain Relationships and Related Transactions.

     Since the combination of the Company and the Human Pharmaceutical Business of RP in 1990, RP and the Company have continued to provide services and to sell products to each other. In 1996, sales by the Company to RP and its affiliates amounted to $31.3 million. The Company purchased materials in 1996 from RP and its affiliates at a cost of $38.7 million.

     A subsidiary of RP provides services to the Company in certain areas, including general administration, finance, human relations, information services and communications. RP and the Company, acting through their respective subsidiaries, have also entered into two research contracts pursuant to which RP provides the Company with access to research results likely to be applicable in the field of human pharmaceutical. The amount of annual fees paid to RP in 1996 pursuant to such arrangements was approximately $24 million.

     As of December 31, 1996, RP had loans outstanding to the Company of $259.8 million. In 1996, the maximum principal amount of such loans was approximately $838 million and net interest accruals in 1996 for such loans amounted to $22.3 million. RP has guaranteed certain debt obligations of the Company and certain of its subsidiaries and received fees in consideration therefor of approximately $86,687 for 1996. As of December 31, 1996, the aggregate principal amount of loans so guaranteed was $57 million.

     In December 1995, the Company issued $500 million of undated capital equity notes to RP. The notes have a liquidation preference that ranks senior to all Company common stock, but junior to all existing and future Company preferred stock. Semiannual remuneration on the unpaid principal balance of the equity notes is based on a floating rate. The capital equity notes are redeemable only at the Company's option, but not earlier than five years after issuance, subject to certain exceptions.

     Pursuant to an agreement reached with respect to activities in 1996, and consistent with agreements in previous years, RP paid fees totaling $40,000 for consulting services rendered to RP by Patrick Langlois, Senior Vice President and Chief Financial Officer. The Company believes that, although these services are essentially incidental to the performance of Mr. Langlois' ordinary duties and do not present a conflict of interest, it should be compensated for making its executives available and thus reduced Mr. Langlois compensation by the amount of fees received.

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